UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42473

LOGPROSTYLE INC.

1-2-3 Kita-Aoyama

Minato-ku, Tokyo 107-0061, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On August 6, 2025, LogProstyle, Inc. (the “Company”) issued a press release announcing its entrance into a shareholders’ agreement with Inmark Global Pty. Ltd. to establish the joint venture entity, Inmark LogProstyle Co., Ltd. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No	Description
99.1	Press release of the registrant (relating to establishing the joint venture entity. Inmark LogProstyle Co., Ltd.) issued on August 6, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LOGPROSTYLE INC.

Date: August 6, 2025	By:	/s/ Yasuyuki Nozawa
Yasuyuki Nozawa
Chief Executive Officer, President, and Representative Director